"Exemption No. 82-1357"

Continental

Press Release

SUPPL

Continental Employees Worldwide Give Their Company Good Marks

- About 80 percent of 70,000 employees participated in anonymous in-house employee survey
- More than 6,000 proposed improvement measures to be put into action

Hanover, March 14, 2007. Worldwide, the employees of Continental AG demonstrate above-average attachment to their company according to the findings of the "BASICS live" employee survey about the company's guidelines. The survey was conducted by the University of Mannheim's faculty of economic and organizational psychology last year in cooperation with Continental. For a period of four weeks, more than 70,000 employees throughout the corporation at 160 Continental locations were called upon to partake in the anonymous survey in 24 languages. The return rate of about 80 percent exceeded all expectations and surpassed all comparable surveys by far.

"The goal of the survey was to get a crystal-clear picture of what our employees think about the corporate culture as practiced. At the same time, the management wanted to gain trend signals and ideas for continuous improvement in the realm of daily operations and daily work," explained Human Resources Director Thomas Sattelberger. "The rankings regarding the company's quality orientation, cooperation with the relevant supervisor, and remuneration were significantly higher than the industry benchmark. Our employees see room for improvement in the area of internal communication, especially when it comes to corporate strategy and the exchange of information between departments. We have of course already tackled this point."

Worldwide, more than 6,000 projects have already been set up for improvement. In the end, there will be as many as 10,000 projects, according to internal estimates. "This is an extremely important process, since the loyalty, commitment and satisfaction of employees are a cornerstone for the success of any company.

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Here, the corporate culture, as fundamentally embodied in our corporate BASICS guidelines, plays a key role," adds Sattelberger. In the spring, some 8,000 employees of our company units Sime Tyre in Malaysia and the automotive electronics business of Motorola, which were acquired between 2005 and 2006, will also partake in this survey.

Our guidelines THE BASICS have reflected the vision, values and self-image of the corporation since 1989, while at the same time helping to shape the future of the company. The key statements are:

- Value creation is a central management task.
- We make individual mobility safer and more comfortable.
- Getting things done alone is history. Employees make Continental strong.
- We reward excellence and create working conditions to enhance and foster quality performance. We promote training, flexibility, loyalty, and superior results.
- Our corporate culture inspires the actions of every individual as well as the teams and divisions worldwide.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR 14.9 billion. It has a worldwide workforce of around 85,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
30165 Hanover/Germany
Phone: +49 511 938-1485, Fax -1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover/Germany
Phone: +49 511 938-1278, Fax -1055
E-mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Further information about the BASICS corporate guidelines is available on the Internet at: http://www.conti-online.com/generator/www/com/de/continental/csr/allgemein/home/index_de.html

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